

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

Via E-mail

John A. Amster
Chief Executive Officer
RPX Corporation
One Market Plaza
Suite 700
San Francisco, CA 94105

> **Re: RPX Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 7, 2011**
> **File No. 333-171817**

Dear Mr. Amster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 4 in our letter dated February 17, 2011. If affiliates of Index Ventures, affiliates of Charles River Ventures and KPCB Holdings, Inc. will continue to own a controlling interest in you after the offering, please disclose this controlling interest on both the cover page of the prospectus as well as in the prospectus summary.

Risk Factors

The success of our business will increasingly depend on clients renewing…, page 12

2.   We note your response to prior comment 10 and your revised disclosure on page 12. Please describe further your conclusion that the conversion of a client's license, from term to perpetual, upon completion of a vesting term does not represent a separate deliverable with regard to revenue recognition. In this regard, should a customer choose not to renew their subscription, it appears from the last sentence in this risk factor that a former client does have a continuing perpetual license to the patent. Explain why a portion of the subscription fee should not be allocated to the vesting in the perpetual license. Please update your revenue recognition disclosures throughout your filing to include a discussion of your conclusion.

3.   Further, disclose whether there is a single vesting period and its length. If there are multiple vesting periods included in your agreements, please describe the length of each. Tell us the percentage of clients who have completed their vesting periods and the weighted average vesting period that remains for your non-vested clients.

4.   With regard to the last sentence of your response to prior comment 10, please clarify whether absence of a requirement to maintain your patents or indemnify your clients applies only to those who have chosen not to subscribe following the vesting period, or to all clients generally.

Use of Proceeds, page 28

5.   We note your response to comment 15 from our letter dated February 17, 2011. Please revise your disclosure consistent with your response to state that the significant flexibility that your management has in applying the net proceeds of this offering is limited to the contemplated uses already disclosed in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

6.   We note disclosure in Risk Factors that you plan to substantially increase future expenditures to develop and expand your business, including making substantial expenditures to acquire patent assets and develop new solutions and that if you are unsuccessful in generating additional revenue that is sufficient to offset these expected operating expense increases, your operating results may be harmed. Please provide similar disclosure in MD&A. Please see Instruction 3 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources

Cash Flows from Investing Activities, page 52

7.   Your response to prior comment 17 from our letter dated February 17, 2011 states that you believe that any future sales of patents will be on an infrequent basis and that your

business model does not rely on selling patents. We also note from your response to prior comment 17 that consideration of whether to sell patents may be a strategic client retention tool and from risk factor disclosure on page 10 that one of the factors that may cause you to experience fluctuations in operating results is recognition of "gains or losses realized as a result of [y]our selling patents, including upon the exercise by any of [y]our clients" of their rights to purchase certain patent assets for defensive purposes. It also appears, from footnote disclosure on page F-17, that sales have occurred in each period. While your primary business model does not appear to involve such sales, disclosures elsewhere in your filing suggest that the sale of patent assets is not expected to be uncommon. Please advise and revise your disclosure as necessary.

Business

Overview

Subscription Fees and Agreements, page 64

8. We note that as of December 31, 2010, the terms of your subscriptions "ranged from one to five years, but were more commonly two or three years." Please disclose the weighted average length of your subscription terms as of December 31, 2008, 2009 and 2010.

9. Refer to the second paragraph on page 64 to the description of the multiple elements that clients receive upon initial subscription, and disclose:

   a. in greater detail the "limited rights to purchase certain of your patent assets for defensive purposes in the event of a patent infringement suit brought against a client by a third party";

   b. what consideration you gave to whether these rights represent an element;

   c. whether this right may represent a liability;

   d. how the purchase price would be determined;

   e. whether multiple clients have the same rights;

   f. how this option would operate in practice if more than one client were to exercise this right; and

   g. the impact on non-exercising clients who have licenses to the patent as part of your portfolio.

Our Patent Asset Portfolio and Patent Asset Acquisitions Strategy, page 64

10.   We note your revised disclosure regarding the focus of your patent asset acquisition efforts. Please additionally disclose whether any of the market sectors you disclose comprise a significant concentration of your patent assets.

11.   We note that as of December 31, 2010 "approximately two-thirds of your patent assets, based upon acquisition price, were acquired from brokers or other entities seeking to sell patent assets, while the balance were acquired out of litigation." Please tell us whether there is any significant concentration in your sources of patents. In this regard, tell us whether your gross acquisition spend during each period presented exceeds 10% to any one third-party or affiliated parties and identify the parties. Tell us what consideration you have given to disclosing more specifically the sources from which you acquire the patent assets.

Related Party Transactions

Policies and Procedures for Related Party Transactions, page 94

12.   We note your revised disclosure in response to prior comment 51. Item 404(b) of Regulation S-K requires a description of your policies and procedures for the review, approval, or ratification of any transaction required to be reported. Please amend your disclosure to describe your policies and procedures for related party transactions. Also see Instruction 1 to Item 404 of Regulation S-K.

Principal Stockholders, page 95

13.   We note that footnotes one, two and three to the beneficial ownership table disclaim beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest and revise accordingly. Please see Exchange Act Rule 13d-3. Please revise.

Consolidated Financial Statements

Note 4. Patent Assets, page F-18

14.   We are continuing to consider your response to prior comment 58 and have the following comments:

        a. With regard to the vesting provisions in your agreements, tell us whether and how these vesting provisions impact clients differently if a patent is owned or sublicensed. In this regard, it appears that if a patent is sold out of your portfolio to a third-party, those vested in that patent asset receive a perpetual license to it, even if they fail to renew their subscription;

        b. Tell us what rights a non-renewing client has to sublicensed patent assets in your portfolio; and

       c. Describe rights your members have to a patent should the company determine not to renew a sublicense.

15.   Disclose the circumstances that led you to agree to sell a patent asset at a loss of $1.3 million and whether you sold the patent to the party from whom it was purchased. In this regard, we note the forgiveness of a portion of the financing that secured these assets. Tell us when you last evaluated the fair value of the patent asset that was sold and how you determined that the asset was not impaired prior to your agreement to sell it.

16.   We acknowledge your response to prior comment 60 and have the following comments. Tell us and revise to clarify that the structured acquisitions represent the acquisition of patent assets/licenses and a revenue arrangement with a client. That is, your disclosure should more clearly distinguish between the asset purchase and the revenue recognition resulting from the structured acquisitions. Further, explain why revenue instead of other income is being recognized for acquisitions recorded on a gross basis. Indicate who is selling and/or buying the asset. In addition, clarify why you believe recording an asset is appropriate for both types of transactions. For example, tell us whether you share rights to the patent assets that you record on a net and gross basis. Explain why the contributing client does not own the patent.

Note 10. Commitments and Contingencies

Guarantees and Indemnifications, page F-24

17.   We are continuing to consider your response to prior comment 61 and have the following comments:

       a. We note that in a press release dated January 28, 2010, Mr. Amster likened the company's solution to insurance. In this regard, we note the statement that "in every other market, companies deal with risk through insurance of some form, but with patents, companies generally self-insure. RPX provides companies an alternative." While the company's business model is based on a subscription model that provides licenses and sublicenses to patent assets, tell us what consideration you have given to whether the company's solution is in fact more akin to insurance, as suggested in the statement of Mr. Amster.

       b. Please clarify your disclosure on page F-7 that states, "[you] license these patent assets to [your] clients to protect them from potential patent infringement assertions" with your disclosures on page F-25 that "[you] do not indemnify [your] clients for patent infringement." In the cases where your client is subject to litigation due to patent infringement and the outcome is unfavorable to your client, indicate whether your client will have any recourse against your company.

Exhibit Index

18.   Please explain why you have not filed the Series A purchase agreements although you have filed the purchase agreements related to Series B and Series C.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Bennett L. Yee (via E-mail)